

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 27, 2008

Mr. Roger B. Plank
Executive Vice President and Chief Financial Officer
Apache Corp.
2000 Post Oak Boulevard, Ste 100
Houston, Texas 77056-4400

<u>Corrected</u>

Re: **Apache Corp.**
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Response Letter Dated April 14, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 12, 2008
File No. 1-4300

Dear Mr. Plank:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2007</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Liquidity, page 40</u>

1.   We have considered your response to our prior comment number one in our letter of March 31, 2008 and your disclosures under Item 7.A and in footnote three of your financial statements. Tell us the facts and circumstances you considered in order to conclude you do not reasonably expect your hedging activities to have a

material favorable or unfavorable impact on your revenues or income from
continuing operations in future periods.

Engineering Comments

Business and Properties, page 1

International, page2

1.   We have reviewed your response to prior comment seven. We do not agree that
your clarification is appropriate. We do not believe cumulative production should
be included as it is no longer reserves unless you clearly describe it as production
recovered to date. Please tell us what your net reserves are for this project. If
they are materially different from the volume reported please revise your
document.

Risk Factors, page 13

International Operations have uncertain political, economic and other risks, page 15

2.   We have reviewed your response to prior comment nine. We do not agree that
the last paragraph of your proposed language is appropriate as it is still mitigating
in nature. This should be included elsewhere in the document such as MD&A.
Please revise your document as necessary.

We have limited control over the activities on properties we do not operate, page 16

3.   We have reviewed your response to prior comment ten. Since you operate
approximately 92.5% of your reserves, it does not appear that this is a material
risk to the company. Please remove it from future filings or if you believe this is
a material risk please revise your document to include the specific information
that makes this a material risk to the company.

Costs incurred related to environmental matter, page 17

4.   We have reviewed your response to prior comment 11. We do not agree that the
second to last paragraph, the bullet points or the first sentence of the last
paragraph are appropriate as they are mitigating in nature. Please revise your
document to remove the mitigating language from this risk factor.

Oil and Gas Reserve Information, page F-45

5.   Please revise the document to include the fact that a reserve audit is not the same
        as a financial audit and a reserve audit is less rigorous in nature than an
        independent reserve report where the independent reserve engineer determines the
        reserves on their own.

6.   We note that immediately following the reserve table you include a qualifier that
        at least 20 percent of your reserves are less certain than your proved producing
        reserves. As Rule 4-10(a) of Regulation S-X requires all proved reserves to be
        reasonably certain of being recovered, it does not appear that it is appropriate to
        qualify these reserves as being less certain than proved producing reserves, while
        still maintaining a proved status for them. Please tell us if Ryder Scott
        characterized these as less certain than proved producing reserves in their audit
        report and if so, why they still represent proved reserves if they no longer are
        reasonably certain of being recovered. If they did not characterize these as being
        less certain, then please tell us why you believe it is appropriate to add this
        qualifier to reserves that you apparently also believe meet the definition of proved
        reserves that are reasonably certain to be recovered.

7.   We note that your average reserve life index is approximately 11 years. However,
        the same index for your Canadian liquid reserves is over 23 years. Please provide
        us with an explanation for this. As you have over 1,000 productive oil wells in
        Canada, it appears that more disclosure is required on the fact that this region
        appears to be producing at a relatively low rate of production. Also, please
        disclose if a significant amount of your production and reserves are heavy oil and
        the ramification this may have on the economics of this region.

8.   Please tell us whether you have any proved undeveloped reserves scheduled to be
        developed beyond five years and, if so, the capital expenses associated with them,
        the circumstances preventing them from development within five years and the
        reasons you believe it appropriate to classify them as proved reserves.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

You may contact Gary Newberry at (202) 551- 3761, Kimberly Calder at (202) 551- 3701 or Chris White, Branch Chief, at (202) 551- 3461 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Laura Nicholson at (202) 551- 3584 or Melissa Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director